SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 3)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

YRC WORLDWIDE INC.

(Name of Subject Company (Issuer))

YRC Worldwide Inc., as Issuer

(Name of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

5.0% Contingent Convertible Senior Notes due 2023

5.0% Net Share Settled Contingent Convertible Senior Notes due 2023

3.375% Contingent Convertible Senior Notes due 2023

3.375% Net Share Settled Contingent Convertible Senior Notes due 2023

(Title of Class of Securities)

985509 AN 8

985577 AA3

985509 AQ 1

985577 AB 1

(CUSIP Number of Class of Securities)

Daniel J. Churay

YRC Worldwide Inc.

Executive Vice President, General Counsel and Secretary

10990 Roe Avenue

Overland Park, Kansas 66211

(913) 696-6100

(Name, address and telephone number of person

authorized to receive notices and communications on behalf of filing person)

Copies to:

Charles L. Strauss	Kirk A. Davenport
Fulbright & Jaworski L.L.P.	Latham & Watkins LLP
Fulbright Tower	885 Third Avenue
1301 McKinney, Suite 5100	New York, New York 10022
Houston, Texas 77010	(212) 906-1200
(713) 651-5151

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$150,000,000	$5,895

*	Calculated solely for purpose of determining the amount of the filing fee.
**	The amount of the filing fee was calculated at a rate of $39.30 per $1,000,000 of transaction value.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,930

Form or Registration No.: Schedule TO-I

Filing Party: YRC Worldwide Inc.

Date Filed: November 25, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Amendment No. 3 to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed by YRC Worldwide Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on November 25, 2008, as amended and supplemented by Amendment No. 1 to Schedule TO filed on November 28, 2008 and Amendment No. 2 to Schedule TO filed on December 3, 2008 (as amended and supplemented, the “Schedule TO”), and relates to the offer to purchase (“Tender Offer”) for cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 25, 2008 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), the notes listed in the table on the front cover of the Offer to Purchase (collectively, the “Notes”) such that the aggregate purchase price, plus accrued and unpaid stated interest up to, but not including, the Payment Date (“Accrued Interest”), for such Notes shall not exceed $150,000,000 (the “Maximum Aggregate Purchase Amount”). The Notes include the Company’s outstanding 5.0% Contingent Convertible Senior Notes due 2023 (the “Old 5% Notes”), 5.0% Net Share Settled Contingent Convertible Senior Notes due 2023 (“5% Net Share Settled Notes”), 3.375% Contingent Convertible Senior Notes due 2023 (the “Old 3.375% Notes”), and 3.375% Net Share Settled Contingent Convertible Senior Notes due 2023 (“3.375% Net Share Settled Notes” and, together with the Old 5% Notes, the 5% Net Share Settled Notes and the Old 3.375% Notes, the “Convertible Notes”).

Item 1.	Summary Term Sheet

The information set forth in the Offer to Purchase is hereby amended and supplemented by adding the following language thereto:

On December 9, 2008, the Company issued a press release announcing an increase in the Maximum Aggregate Purchase Amount, such that the aggregate Purchase Price, plus Accrued Interest, for the Notes shall not exceed $150,000,000, and an increase in the Purchase Price offered for its Old 5% Notes, 5% Net Share Settled Notes, Old 3.375% Notes and 3.375% Net Share Settled Notes.

Under the amended terms of the Tender Offer, the consideration for each $1,000 principal amount of Old 5% Notes and 5% Net Share Settled Notes tendered and accepted for purchase pursuant to the Tender Offer shall be $500, plus Accrued Interest, and the consideration for each $1,000 principal amount of Old 3.375% Notes and 3.375% Net Share Settled Notes tendered and accepted for purchase pursuant to the Tender Offer shall be $420, plus Accrued Interest. The consideration offered for each $1,000 principal amount of 8 1/2% Notes remains unchanged.

A copy of the press release is attached hereto as Exhibit (a)(5)(v) and is incorporated herein by reference.

The fourth through ninth paragraphs of the front cover of the Offer to Purchase are hereby amended and restated in their entirety as follows:

Due to the size of the Maximum Aggregate Purchase Amount, all Notes validly tendered (and not validly withdrawn) in the Tender Offer having a first, second or third Acceptance Priority Level (“First Priority Notes”, “Second Priority Notes” and “Third Priority Notes”, respectively) will be accepted for purchase and will not be subject to proration. Due to the size of the Maximum Aggregate Purchase Amount and depending on the principal amount of Notes of each Series validly tendered (and not validly withdrawn), Notes with a fourth or fifth Acceptance Priority Level (“Fourth Priority Notes” and “Fifth Priority Notes”, respectively) validly tendered (and not validly withdrawn) may not be accepted for purchase or may be accepted for purchase on a pro rata basis.

With respect to any particular Acceptance Priority Level, if none of the Notes in any of the Acceptance Priority Levels higher than such Acceptance Priority Level is validly tendered, then the Company would purchase all of the outstanding Notes validly tendered (and not validly withdrawn) of such Acceptance Priority Level.

If the aggregate Purchase Price, plus Accrued Interest, for the First, Second and Third Priority Notes that are validly tendered (and not validly withdrawn) is less than the Maximum Aggregate Purchase

Amount, the Fourth Priority Notes validly tendered (and not validly withdrawn) will be accepted for purchase if the aggregate Purchase Price, plus Accrued Interest, for such Fourth Priority Notes does not exceed the remaining portion of the Maximum Aggregate Purchase Amount. If the aggregate Purchase Price, plus Accrued Interest, for such Fourth Priority Notes exceeds the remaining portion of the Maximum Aggregate Purchase Amount, the Fourth Priority Notes will be accepted for purchase on a pro rata basis (with adjustments downward to avoid the purchase of Notes in a principal amount other than integral multiples of $1,000).

If the aggregate Purchase Price, plus Accrued Interest, for the First, Second, Third and Fourth Priority Notes that are validly tendered (and not validly withdrawn) is less than the Maximum Aggregate Purchase Amount, the Fifth Priority Notes validly tendered (and not validly withdrawn) will be accepted for purchase if the aggregate Purchase Price, plus Accrued Interest, for such Fifth Priority Notes does not exceed the remaining portion of the Maximum Aggregate Purchase Amount. If the aggregate Purchase Price, plus Accrued Interest, for such Fifth Priority Notes exceeds the remaining portion of the Maximum Aggregate Purchase Amount, the Fifth Priority Notes will be accepted for purchase on a pro rata basis (with adjustments downward to avoid the purchase of Notes in a principal amount other than integral multiples of $1,000).

The third through eighth paragraphs under the heading entitled “Maximum Aggregate Purchase Amount; Acceptance Priority Levels; Proration” in the Offer to Purchase are hereby amended and restated in their entirety as follows:

Due to the size of the Maximum Aggregate Purchase Amount, all First Priority Notes, Second Priority Notes and Third Priority Notes validly tendered (and not validly withdrawn) in the Tender Offer will be accepted for purchase and will not be subject to proration. Due to the size of the Maximum Aggregate Purchase Amount and depending on the principal amount of Notes of each Series validly tendered (and not validly withdrawn), Fourth Priority Notes and Fifth Priority Notes validly tendered (and not validly withdrawn) may not be accepted for purchase or may be accepted for purchase on a pro rata basis.

With respect to any particular Acceptance Priority Level, if none of the Notes in any of the Acceptance Priority Levels higher than such Acceptance Priority Level is validly tendered, then the Company would purchase all of the outstanding Notes validly tendered (and not validly withdrawn) of such Acceptance Priority Level.

If the aggregate Purchase Price, plus Accrued Interest, for the First, Second and Third Priority Notes that are validly tendered (and not validly withdrawn) is less than the Maximum Aggregate Purchase Amount, the Fourth Priority Notes validly tendered (and not validly withdrawn) will be accepted for purchase if the aggregate Purchase Price, plus Accrued Interest, for such Fourth Priority Notes does not exceed the remaining portion of the Maximum Aggregate Purchase Amount. If the aggregate Purchase Price, plus Accrued Interest, for such Fourth Priority Notes exceeds the remaining portion of the Maximum Aggregate Purchase Amount, the Fourth Priority Notes will be accepted for purchase on a pro rata basis (with adjustments downward to avoid the purchase of Notes in a principal amount other than integral multiples of $1,000).

If the aggregate Purchase Price, plus Accrued Interest, for the First, Second, Third and Fourth Priority Notes that are validly tendered (and not validly withdrawn) is less than the Maximum Aggregate Purchase Amount, the Fifth Priority Notes validly tendered (and not validly withdrawn) will be accepted for purchase if the aggregate Purchase Price, plus Accrued Interest, for such Fifth Priority Notes does not exceed the remaining portion of the Maximum Aggregate Purchase Amount. If the aggregate Purchase Price, plus Accrued Interest, for such Fifth Priority Notes exceeds the remaining portion of the Maximum Aggregate Purchase Amount, the Fifth Priority Notes will be accepted for purchase on a pro rata basis (with adjustments downward to avoid the purchase of Notes in a principal amount other than integral multiples of $1,000).

Item 4.	Terms of the Transaction

Item 4 of the Schedule TO is hereby amended and supplemented by incorporating by reference the information contained in Item 1 above.

Item 6.	Purposes of the Transaction and Plans or Proposals

Item 6(c) of the Schedule TO is hereby amended and restated in its entirety to read as follows:

(c) Plans. Except for the Tender Offer and as set forth in the Company’s Current Reports on Form 8-K filed December 3, 2008 and December 10, 2008, the Company is not aware of any plans, proposals or negotiations that relate to or would result in any of the events listed in Regulation M-A Item 1006(c)(1) through (10).

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(v) Press Release, dated December 9, 2008.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

YRC Worldwide Inc.

By:	/S/ CHRISTINA E. WISE
Christina E. Wise Vice President and Treasurer
December 9, 2008

Index to Exhibits

Exhibit No.	Description

(a)(1)(i)	—Offer to Purchase, dated November 25, 2008.*

(a)(1)(ii)	—Letter of Transmittal.*

(a)(5)(i)	—Press Release, dated November 24, 2008 (filed as Exhibit 99.1 to Current Report on Form 8-K, filed on November 25, 2008, and incorporated herein by reference).

(a)(5)(ii)	—Press Release, dated November 25, 2008.*

(a)(5)(iii)	—Press Release, dated November 28, 2008.**

(a)(5)(iv)	—Press Release, dated December 3, 2008.***

(a)(5)(v)	—Press Release, dated December 9, 2008.****

(b)(1)

—Credit Agreement, dated as of August 17, 2007, among the Company; the Canadian Borrowers and UK Borrowers party thereto; the Lenders party thereto; Bank of America, N.A. and SunTrust Bank, as Syndication Agents; U.S. Bank National Association, Wachovia Bank, N.A. and The Bank of Tokyo-Mitsubishi UFJ, Ltd., Chicago Branch, as Documentation Agents; JP Morgan Chase Bank, National Association, Toronto Branch, as Canadian Agent; J.P. Morgan Europe Limited, as UK Agent; and JPMorgan Chase Bank, National Association, as Administrative Agent. (filed as Exhibit 10.1 to Current Report on Form 8-K, filed on August 22, 2007, and incorporated herein by reference).

(b)(2)	—Description of Credit Agreement (filed as Item 1.01 to Current Report on Form 8-K, filed on August 22, 2007, and incorporated herein by reference).

(b)(3)

—Amendment No. 1, dated as of April 18, 2008, to the Credit Agreement, dated as of August 17, 2007, among the Company, the Canadian Borrower, the UK Borrower, the financial institutions party thereto and JPMorgan Chase Bank, National Association, as Administrative Agent (filed as Exhibit 10.1 to Current Report on Form 8-K, filed on April 21, 2008, and incorporated herein by reference).

(b)(4)	—Description of Amendment No. 1 to the Credit Agreement (filed as Item 1.01 to Current Report on Form 8-K, filed on April 21, 2008, and incorporated herein by reference).

(d)(1)

—Indenture (including form of note) dated August 8, 2003 among Yellow Roadway Corporation, certain subsidiary guarantors and Deutsche Bank Trust Company Americas, as trustee, relating to Yellow Roadway Corporation’s 5.0% Contingent Convertible Senior Notes due 2023 (filed as Exhibit 4.5 to Registration Statement on Form S-4, filed on August 19, 2003, File No. 333-108081, and incorporated herein by reference).

(d)(2)	—Description of Notes (filed as pages 19 through 30 of the Company’s Amendment No. 2 on Form S-3/A, File No. 333-109896, filed on March 5, 2004 and incorporated herein by reference).

(d)(3)

—Indenture (including form of note) dated December 31, 2004, among Yellow Roadway Corporation, certain subsidiary guarantors and Deutsche Bank Trust Company Americas, as trustee, relating to Yellow Roadway Corporation’s 5.0% Net Share Settled Contingent Convertible Senior Notes due 2023 (filed as Exhibit 4.7 to Amendment No. 1 to Registration Statement on Form S-4/A, filed on November 30, 2004, File No. 333-119990, and incorporated herein by reference).

(d)(4)	— Description of Notes (filed as pages 27 through 43 of the Company’s Amendment No. 3 on Form S-4/A, File No. 333-119990, filed on December 17, 2004 and incorporated herein by reference).

(d)(5)

—Indenture (including form of note) dated November 25, 2003 among Yellow Roadway Corporation, certain subsidiary guarantors and Deutsche Bank Trust Company Americas, as trustee, relating to Yellow Roadway Corporation’s 3.375% Contingent Convertible Senior Notes due 2023 (filed as Exhibit 4.7 to Registration Statement on Form S-8, filed on December 23, 2003, File No. 333-111499 and incorporated herein by reference).

(d)(6)	—Description of Notes (filed as pages 16 through 27 of the Company’s Amendment No. 1 on Form S-3/A, File No. 333-113021, filed on March 5, 2004 and incorporated herein by reference).

(d)(7)

—Indenture (including form of note) dated December 31, 2004 among Yellow Roadway Corporation, certain subsidiary guarantors and Deutsche Bank Trust Company Americas, as trustee, relating to Yellow Roadway Corporation’s 3.375% Net Share Settled Contingent Convertible Senior Notes due 2023 (filed as Exhibit 4.8 to Amendment No. 1 to Registration Statement on Form S-4/A, filed on November 30, 2004, File No. 333-119990 and incorporated herein by reference).

(d)(8)	—Description of Notes (filed as pages 44 through 59 of the Company’s Amendment No. 3 on Form S-4/A, File No. 333-119990, filed on December 17, 2004 and incorporated herein by reference).

(g)	—Not applicable.

(h)	—Not applicable.

*	Previously filed on Schedule TO on November 25, 2008.
**	Previously filed on Amendment No. 1 to Schedule TO on November 28, 2008.
***	Previously filed on Amendment No. 2 to Schedule TO on December 3, 2008.
****	Filed herewith.